Consolidated Financial Statements of

NEXGEN ENERGY LTD.

For the years ended December 31, 2017 and 2016

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying audited consolidated financial statements, related note disclosure, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Bruce Sprague

Leigh Curyer	Bruce Sprague
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 2, 2018

KPMG LLP	Telephone (604) 691-3000
Chartered Professional Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of NexGen Energy Ltd.

We have audited the accompanying consolidated financial statements of NexGen Energy Ltd., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

NexGen Energy Ltd.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NexGen Energy Ltd. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s// KPMG LLP

Chartered Professional Accountants
March 2, 2018
Vancouver, Canada

NEXGEN ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
As at

		December 31,	December 31,
	Note	2017	2016
ASSETS
Current
Cash and cash equivalents		$164,943,850	$31,090,313
Short-term investments		-	47,455,100
Amounts receivable		548,069	807,447
Prepaid expenses		158,875	72,575
		165,650,794	79,425,435
Non-current
Deposits	6	32,927	22,852
Exploration and evaluation assets	5	152,412,555	109,446,920
Equipment	7	4,983,074	3,601,178
		157,428,556	113,070,950
TOTAL ASSETS		$323,079,350	$192,496,385

LIABILITIES
Current
Accounts payable and accrued liabilities		$2,905,179	$2,248,912
Flow-through share premium liability	6	109,251	179,212
		3,014,430	2,428,124
Non-current
Deferred income tax liability		280,740	136,588
Deferred lease inducement		73,509	113,606
Convertible debentures	8	171,369,966	70,811,801
		171,724,215	71,061,995
TOTAL LIABILITIES		174,738,645	73,490,119
EQUITY
Share capital	9	196,311,184	125,735,515
Reserves	9	28,050,059	17,005,665
Accumulated deficit		(88,038,390)	(32,743,616)
		136,322,853	109,997,564
Non-controlling interests		12,017,852	9,008,702
TOTAL EQUITY		148,340,705	119,006,266
TOTAL LIABILITIES AND EQUITY		$323,079,350	$192,496,385

Nature of operations (Note 2)
Commitments (Note 6)
Subsequent events (Note 17)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2018

“Leigh Curyer”	“Trevor Thiele”
Leigh Curyer, Director	Trevor Thiele, Director

NEXGEN ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
For the years ended

		December 31,	December 31,
	Note	2017	2016

Salaries, benefits and directors’ fees	10	$3,993,277	$3,021,957
Office and administrative		1,502,988	1,214,072
Professional fees		1,725,921	1,007,338
Travel		639,559	506,365
Depreciation	7	758,063	626,964
Share-based payments	9, 10	9,183,667	8,100,213
Impairment of exploration and evaluation assets	5	87,749	964,858
Finance income		(1,305,784)	(466,505)
Mark to market loss (gain) on convertible debentures	8	27,522,985	(3,311,719)
Interest expense	8	8,693,847	3,487,001
Convertible debenture issuance costs	8	2,811,146	4,052,398
Foreign exchange loss (gain)		1,225,599	(2,407,000)
Business acquisition costs of subsidiary		-	565,079
Employee relocation and other costs		-	94,868
Loss on disposal of equipment		24,905	-

Loss from operations		$56,863,922	$17,455,889

Deferred income tax expense (recovery)		(33,312)	75,776

Loss and comprehensive loss for the year		$56,830,610	$17,531,665

Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.		56,038,329	16,893,468
Non-controlling interests in IsoEnergy Ltd.		792,281	638,197

Loss and comprehensive loss for the year		$56,830,610	$17,531,665

Loss per common share attributable to the Company’s common shareholders – basic and diluted		$0.17	$0.06

Weighted average number of common shares outstanding – basic and diluted		321,921,938	300,298,973

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

		Number of
		Common	Share		Accumulated	Non-controlling
	Note	Shares	Capital	Reserves	Deficit	Interests	Total

Balance as at December 31, 2015		286,884,616	$110,024,398	$7,530,180	$(17,398,941)	$-	$100,155,637
Exercise of warrants	9	14,787,443	10,300,543	(934,361)	-	-	9,366,182
Exercise of options	9	2,941,666	1,943,634	(726,574)	-	-	1,217,060
Share issuance costs	9	-	(12)	-	-	-	(12)
Issue of shares for exploration and evaluation assets	9	49,861	48,864	-	-	-	48,864
Issue of shares on convertible debenture financing	9	1,005,586	2,292,480	-	-	-	2,292,480
Issue of shares on convertible debenture interest payment	9	521,115	1,125,608	-	-	-	1,125,608
Share-based payments	9	-	-	11,136,420	-	-	11,136,420
Issue of shares of subsidiary to non-controlling interests		-	-	-	1,548,793	9,646,899	11,195,692
Loss for the period		-	-	-	(16,893,468)	(638,197)	(17,531,665)

Balance as at December 31, 2016		306,190,287	$125,735,515	$17,005,665	$(32,743,616)	$9,008,702	$119,006,266
Exercise of warrants	9	5,714,286	2,857,143	-	-	-	2,857,143
Exercise of options	9	1,424,445	1,981,132	(853,100)	-	-	1,128,032
Share issuance costs	9	-	(2,519,632)	-	-	-	(2,519,632)
Issue of shares for cash from private placement	9	24,146,424	62,745,000	-	-	-	62,745,000
Issue of shares on convertible debenture financing	9	869,271	2,258,820	-	-	-	2,258,820
Issue of shares on convertible debenture interest payments	9	883,533	2,919,876	-	-	-	2,919,876
Issue of shares for exploration and evaluation assets	9	111,110	333,330	-	-	-	333,330
Share-based payments	9	-	-	12,493,458	-	-	12,493,458
Reserve re-allocation for expired warrants	9	-	-	(595,964)	595,964	-	-
Issue of shares of subsidiary to non-controlling interests		-	-	-	147,591	3,801,431	3,949,022
Loss for the period		-	-	-	(56,038,329)	(792,281)	(56,830,610)

Balance as at December 31, 2017		339,339,356	$196,311,184	$28,050,059	$(88,038,390)	$12,017,852	$148,340,705

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
For the years ended

	December 31,	December 31,
	2017	2016

Cash flows (used in) from operating activities
Loss for the year	$(56,830,610)	$(17,531,665)
Items not involving cash:
Depreciation	758,063	626,964
Share-based payments	9,183,667	8,100,213
Amortization of deferred lease inducement	(40,096)	(40,096)
Impairment of exploration and evaluation assets	87,749	964,858
Unrealized foreign exchange gain on cash and cash equivalents	(258,399)	(965,084)
Deferred income tax (recovery) expense	(33,312)	75,776
Mark to market loss (gain) on convertible debentures	27,522,985	(3,311,719)
Interest expense	8,693,847	3,487,001
Loss on disposal of equipment	24,905	-
Shares of subsidiary issued for business acquisition	-	302,881
Changes in non-cash working capital items:
Amounts receivable	259,378	(501,147)
Prepaid expenses	(86,300)	131,123
Accounts payable and accrued liabilities	(416,299)	641,395
Deposits	(10,075)	(5,452)
	$(11,144,497)	$(8,024,952)
Cash flows (used in) from investing activities
Acquisition of exploration and evaluation assets	$(35,960,842)	$(41,148,844)
Acquisition of equipment	(1,859,729)	(2,883,571)
Sale and maturity (acquisition) of short-term investments	47,455,100	(47,455,100)
Receipt of deferred lease inducement payment	-	193,799
	$9,634,529	$(91,293,716)
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	$3,985,175	$10,583,230
Shares issued for cash from private placements, net of share issuance costs	60,225,368	-
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	1,017,249	10,132,835
Shares issued in connection with issuance of convertible debentures	2,258,820	2,292,480
Issuance of convertible debentures	73,035,180	74,123,520
Interest paid on convertible debentures	(5,416,686)	(1,992,150)
	$135,105,106	$95,139,915

Change in cash and cash equivalents	$133,595,138	$(4,178,753)
Cash and cash equivalents, beginning of period	31,090,313	34,303,982
Effect of exchange rate fluctuations on cash held	258,399	965,084
Cash and cash equivalents, end of period	$164,943,850	$31,090,313

Cash and cash equivalents consist of:
Cash	$153,329,808	$9,295,803
Cash equivalents	11,614,042	21,794,510
Cash and cash equivalents	$164,943,850	$31,090,313
Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration stage entity engaged in the acquisition, exploration and evaluation of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In June 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy issued shares to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 63.9% of IsoEnergy’s outstanding common shares as at December 31, 2017.

2.	NATURE OF OPERATIONS

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2017, the Company had an accumulated deficit of $88,038,390 and working capital of $162,745,615. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 8), if required.

The business of exploring for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen's ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements for the year ended December 31, 2017, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2018.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 8). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”) except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

3.	BASIS OF PRESENTATION (continued)

Critical accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 9 for further details.

(iii) Convertible debentures

The Company uses a system of two coupled Black-Scholes equation model to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and historical volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. Refer to Note 8 for further details.

The information about significant areas of judgment considered by management in preparing the financial statements are as follows:

(i) Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent it is probable that taxable income will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies. Refer to Note 14 for further details.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

3.	BASIS OF PRESENTATION (continued)

Critical accounting judgments, estimates and assumptions, continued

(ii) Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue its business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

(iii) Exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and Presentation Currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd. and IsoEnergy. Shares of IsoEnergy were issued to third parties as part of financings since its inception, thereby resulting in the recognition of non-controlling interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation. The following table sets forth the Company’s ownership percentage in each of its subsidiaries as of December 31, 2017:

Name of Subsidiary	% Ownership as of December 31, 2017
NXE Energy Royalty Ltd.	100%
NXE Energy SW1 Ltd.	100%
NXE Energy SW3 Ltd.	100%
IsoEnergy Ltd.	63.9%

(c)	Cash and cash equivalents

Cash and cash equivalents include deposits held with banks that are available on demand and guaranteed investment certificates with original maturities of three months or less or that are readily convertible into cash.

(d)	Exploration and evaluation assets

Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Exploration and evaluation assets, continued

Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management regularly assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(e)	Equipment

(i) Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii) Subsequent costs

The cost of replacing a part of an item in the carrying amount of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably.

(iii) Depreciation

The carrying amounts of equipment (including initial and subsequent capital expenditures) are amortized to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation is calculated over the estimated useful lives of each significant component as follows:

-	Computing equipment	55% declining balance basis
-	Software	55% declining balance basis
-	Field equipment	20% declining balance basis
-	Leasehold improvements	5-year lease term
-	Road	5-year straight-line basis

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv) Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of equipment and are recognized in profit or loss.

(f)	Impairment

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Impairment, continued

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(g)	Decommissioning and Restoration Provisions

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

The Company did not have any decommissioning and restoration provisions for the years presented.

(h)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(i)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.

At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Share-based payment awards to non-employees are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow- through feature, which is recognized as a liability and ii) share capital. Upon qualifying expenditures being incurred, the Company recognizes a deferred tax liability for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as exploration and evaluation assets and its tax base and the premium is recognized as a reduction of deferred tax expense. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is accrued as a financial expense until paid.

(k)	Financial Instruments

The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss (“FVTPL”) - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. Cash and cash equivalents, short-term investments and amounts receivable are included in this category of financial assets.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities

The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss (FVTPL) - This category comprises derivatives, financial liabilities incurred principally for the purpose of selling or repurchasing in the near term and financial instruments designated as such on initial recognition. They are carried at fair value with changes in fair value recognized in profit or loss. Convertible debentures are included in this category of financial liabilities.

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method. Accounts payable and accrued liabilities, and short-term loan are included in this category of financial liabilities.

(l)	Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Loss per Share, continued

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share is the same for the years presented.

(m)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Change in accounting policy:

In the prior year, the proceeds allocated to the flow-through share premium was recognized as “income on reduction of flow-through premium liability” in the consolidated statements of loss and comprehensive loss over the period that the flow-through proceeds were spent on eligible exploration expenditures. Commencing January 1, 2017, this premium is measured on the same basis, however, it is recorded as a deferred tax benefit. The Company voluntarily changed this classification with a view to better present the results of the Company. The impact on the statement of loss and comprehensive loss and statement of cash flows for the year ended December 31, 2016 is a $214,252 reclassification from income on reduction of flow-through premium liability to a reduction of deferred income tax expense. There was no impact on loss and comprehensive loss for 2016, total assets or total shareholders’ equity as at December 31, 2016.

Future accounting pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

•

IFRS 9: New standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. There are no material differences expected as a result of adopting the new standard.

•

IFRS 16: New standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements based on the leases in place at December 31, 2017.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future accounting pronouncements, continued

•

IFRS 2: This standard was amended to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide for the accounting of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

5.	EXPLORATION AND EVALUATION ASSETS

(a)	Rook 1 Property

The Rook 1 Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook 1 Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate in March 2017 and the results of a preliminary economic assessment in July 2017, in each case, in respect of the Arrow deposit.

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly-owned subsidiary.

During the year ended December 31, 2016, the Company recognized an impairment of $964,858 associated with certain Sandhill Lake, Castle South and Castle North properties in the statement of loss and comprehensive loss. During the year ended December 31, 2017, the Company recognized an impairment of $87,749, associated with certain Castle South, Castle North, Castle South Extension and Virgin Trend properties in the statement of loss and comprehensive loss. In respect of both years, the Company decided not to continue exploring some of these claims and allowed them to lapse.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; and (vi) a portfolio of newly staked claims in Saskatchewan, all of which are early stage properties.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

5.	EXPLORATION AND EVALUATION ASSETS (continued)

The following is a summary of the capitalized costs on the projects described above.

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Total

	$	$	$	$
Acquisition costs:
Balance, December 31, 2016	$230,807	$1,124,277	$21,438,306	22,793,390
Additions	4,270	333,330	3,298,942	3,636,542
Balance, December 31, 2017	$235,077	$1,457,607	$24,737,248	26,429,932

Deferred exploration costs:
Balance, December 31, 2016	$77,007,303	$4,318,909	$5,327,318	$86,653,530
Additions:
Drilling	20,592,799	3,297	1,168,096	21,764,192
General exploration	2,163,554	25,885	110,603	2,300,042
Geological and geophysical	5,206,266	681,955	521,632	6,409,853
Labour and wages	4,391,456	-	510,398	4,901,854
Share-based payments (Note 9)	2,952,316	-	357,475	3,309,791
Travel	624,265	-	106,845	731,110
	35,930,656	711,137	2,775,049	39,416,842
Impairment	-	(87,749)	-	(87,749)
Balance, December 31, 2017	$112,937,959	$4,942,297	$8,102,367	$125,982,623

Total costs, December 31, 2017	$113,173,036	$6,399,904	$32,839,615	$152,412,555

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	Rook 1	Other Athabasca Basin Properties	IsoEnergy Properties	Radio	Total

	$	$	$	$	$
Acquisition costs:
Balance, December 31, 2015	$220,713	1,274,966	-	20,133,753	21,629,432
Additions	10,094	53,864	1,100,000	-	1,163,958
Properties transferred to IsoEnergy	-	(204,553)	20,338,306	(20,133,753)	-
Balance, December 31, 2016	$230,807	1,124,277	21,438,306	-	22,793,390

Deferred exploration costs:
Balance, December 31, 2015	$37,803,918	3,409,339	-	2,293,824	43,507,081
Additions:
Drilling	24,989,860	16,061	1,197,163	-	26,203,084
General exploration	2,283,418	8,873	119,460	-	2,411,751
Geological and geophysical	5,333,676	1,991,174	882,866	-	8,207,716
Labour and wages	3,542,893	-	363,420	-	3,906,313
Share-based payments (Note 9)	2,779,787	-	256,420	-	3,036,207
Travel	273,751	-	72,485	-	346,236
	39,203,385	2,016,108	2,891,814	-	44,111,307
Properties transferred to IsoEnergy	-	(141,680)	2,435,504	(2,293,824)	-
Impairment	-	(964,858)	-	-	(964,858)
Balance, December 31, 2016	$77,007,303	4,318,909	5,327,318	-	86,653,530

Total costs, December 31, 2016	$77,238,110	5,443,186	26,765,624	-	109,446,920

6.	COMMITMENTS

Flow-through expenditures:

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as a flow-through share premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction of the deferred tax expense.

The Company’s subsidiary, IsoEnergy, raised $1,100,000 through the issuance of flow-through shares during the year ended December 31, 2017 and is required to spend such amounts on eligible exploration expenditures before December 31, 2018.

As of December 31, 2017, IsoEnergy must fulfill approximately $900,000 of the required exploration expenditures before December 31, 2018.

A continuity of the flow-through share premium liability is as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016

Balance, beginning of the year	$179,212	$-
Liability incurred on flow-through shares issued	130,000	393,464
Settlement of flow-through share liability on expenditure made	(199,961)	(214,252)
Balance, end of the year	$109,251	$179,212

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

Office leases:

The Company and its subsidiary, IsoEnergy, have total office lease commitments at their Vancouver and Saskatoon offices as follows:

2018	$360,975
2019	$325,294
2020	$199,466

In connection with the Vancouver and Saskatoon office leases, the Company paid deposits of $17,400 and $10,075, respectively, with the landlords which will be applied to the final month’s and final two months’ rents, respectively, when the office lease terms expire. IsoEnergy paid a deposit of $5,452 with its landlord which will be applied to the final month’s rent when the office lease term expires.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

7.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Leasehold Improvements	Road	Total

Cost
Balance at December 31, 2015	$65,490	$95,926	$1,237,013	$183,034	$-	$1,581,463
Additions	44,158	184,044	1,519,627	32,138	1,282,890	3,062,857
Balance at December 31, 2016	109,648	279,970	2,756,640	215,172	1,282,890	4,644,320
Additions	125,938	98,763	1,490,880	-	490,695	2,206,276
Disposals	-	-	(29,300)	-	-	(29,300)
Balance at December 31, 2017	$235,586	$378,733	$4,218,220	$215,172	$1,773,585	$6,821,296

Accumulated Depreciation
Balance at December 31, 2015	$42,259	$40,458	$305,114	$6,101	$-	$393,932
Depreciation	24,920	81,119	338,343	41,743	163,085	649,210
Balance at December 31, 2016	67,179	121,577	643,457	47,844	163,085	1,043,142
Depreciation	60,744	114,367	482,738	42,686	98,940	799,475
Disposals	-	-	(4,395)	-	-	(4,395)
Balance at December 31, 2017	$127,923	$235,944	$1,121,800	$90,530	$262,025	$1,838,222

Net book value:
At December 31, 2016	$42,469	158,393	$2,113,183	$167,328	$1,119,805	$3,601,178
At Dectember 31, 2017	$107,663	$142,789	$3,096,420	$124,642	$1,511,560	$4,983,074

8.	CONVERTIBLE DEBENTURES

	December 31, 2017	December 31, 2016
2016 Debentures (a)	$90,742,373	$70,811,801
2017 Debentures (b)	80,627,593	-
Convertible Debentures	$171,369,966	$70,811,801

(a) 2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022. In addition, certain non-financial provisions were removed and superseded by an investor rights agreement between the Company, CEF Holdings Limited and the initial 2016 and 2017 Debenture holders, which agreement contains, among other things, voting alignment provisions.

The fair value of the 2016 Debentures increased from $70,811,801 (US$52,738,364) on December 31, 2016 to $90,742,373 (US$72,333,498) at December 31, 2017, resulting in a loss of $19,930,572 (US$15,887,264) for the year ended December 31, 2017. This loss, combined with the loss on the 2017 Debentures (see Note 8(b)) for the year ended December 31, 2017 was recorded in the statement of loss and comprehensive loss.

	December 31, 2017	December 31, 2016
Fair value of 2016 Debentures, beginning of period	$70,811,801	$74,123,520
Fair value adjustment to December 31, 2017	19,930,572	(3,311,719)
Interest payable	350,900	369,243
2016 Debentures and interest payable	91,093,273	$71,181,044
Less: interest payable included in accounts payable & accrued liabilities	(350,900)	(369,243)
2016 Debentures	$90,742,373	$70,811,801

8.	CONVERTIBLE DEBENTURES (continued)

(a) 2016 Debentures, continued

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at December 31, 2017 and December 31, 2016 are as follows:

	December 31, 2017	December 31, 2016
Volatility	39.00%	40.00%
Expected life in years	4.56 years	4.44 years
Risk free interest rate	2.23%	1.91%
Expected dividend yield	0%	0%
Credit spread	25.35%	26.44%
Underlying share price of the Company	$3.21	$2.33
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7971	$0.7448

(b) 2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The 2017 Debentures have a term of 5 years maturing on July 22, 2022 and bear interest at a rate of 7.5% per annum. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures increased from $73,035,180 (US$58,200,000) on the initial measurement date to $80,627,593 (US$64,270,700) at December 31, 2017, resulting in a loss of $7,592,413 (US$6,052,143) for the year ended December 31, 2017. This loss, combined with the loss on the 2016 Debentures, for the year ended December 31, 2017 was recorded in loss and comprehensive loss for a total mark to market loss on convertible debentures of $27,522,985 (US$21,938,571).

December 31, 2017
Fair value of 2017 Debentures on issuance	$73,035,180
Fair value adjustment to December 31, 2017	7,592,413
Interest payable	350,900
2017 Debentures and interest payable	80,978,493
Less: interest payable included in accounts payable & accrued liabilities	(350,900)
2017 Debentures	$80,627,593

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at December 31, 2017 and July 21, 2017 are as follows:

	December 31, 2017	July 21, 2017
Volatility	39.00%	38.00%
Expected life in years	4.56 years	5.00 years
Risk free interest rate	2.23%	1.88%
Expected dividend yield	0%	0%
Credit spread	25.35%	25.35%
Underlying share price of the Company	$3.21	$3.04
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7971	$0.7969

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

8.	CONVERTIBLE DEBENTURES (continued)

(c) 2017 Debentures, continued

General Terms

At inception, for each of the 2016 Debentures and 2017 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year, with the first interest payment on the 2017 Debentures having been due on December 10, 2017. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

The 2016 Debentures and 2017 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 and US$2.6919, respectively (the “Conversion Price”).

The 2016 Debentures and 2017 Debentures are not redeemable by the Company prior to June 10, 2019 and July 21, 2020, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures may require the Company to redeem or the Company may require the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019 and July 21, 2020 for the 2016 Debentures and 2017 Debentures, respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash or in property or securities acceptable to the Debenture holders.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

9.	SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the year ended December 31, 2017:

(a)

During the year ended December 31, 2017, the Company issued a total of 1,424,445 common shares on the exercise of 199,446 options at a price of $0.24, 100,000 options at a price of $0.40, 50,000 options at a price of $0.425, 200,000 options at a price of $0.46, 300,000 options at a price of $0.50, 83,333 options at a price of $0.62, 250,000 options at a price of $0.64, 16,667 options at a price of $2.24, 58,333 options at a price of $2.65 and 166,666 options at a price of $2.24 for total proceeds of $1,128,032. As a result of the exercises, $853,100 was reclassified from reserves to share capital.

(b)	In May 2017, the Company issued a total of 5,714,286 common shares on the exercise of 5,714,286 warrants at a price of $0.50 for total proceeds of $2,857,143.

(c)	On June 12, 2017, the Company issued a total of 327,863 common shares at the then fair value of $963,917 to the holders of the 2016 Debentures for the share portion of the debenture interest payment.

(d)

On July 21, 2017, the Company completed a private placement pursuant to which it issued a total of 24,146,424 common shares at a price of US$2.0707 for gross proceeds of $62,745,000 (US$50 million). The Company also issued 869,271 common shares valued at $2,258,820 to the debenture holders as part of the establishment fee equal to 3% of the principal amount of the 2017 Debentures. Total share issuance costs for this financing was $2,513,028.

(e)

On September 18, 2017, the Company issued 111,110 common shares at the then fair value of $333,330 to acquire the remaining 40% interest in the Dufferin Lake property included in the Other Athabasca Basin Properties (Note 5(b)). Total share issuance costs for this transaction was $6,604.

(f)	On December 12, 2017, the Company issued 555,670 common shares at the then fair value of $1,955,959 to the convertible debenture holders for the share portion of the debenture interest payment.

For the year ended December 31, 2016:

(a)

On January 12, 2016, the Company issued 921,204 common shares and 460,602 common share purchase warrants on the exercise of 921,204 broker warrants at a price of $0.45 for total proceeds of $414,542. On February 11, 2016, the Company issued 460,602 common shares on the exercise of 460,602 common share purchase warrants at a price of $0.65 for additional proceeds of $299,391. As a result of the exercise, $221,089 was reclassified from reserves to share capital.

(b)

On February 10, 2016 and February 12, 2016, the Company issued a total of 153,534 common shares on the exercise of 153,534 common share purchase warrants at a price of $0.65 for total proceeds of $99,796.

(c)

On February 26, 2016, the Company issued 49,861 common shares at the then fair value of $48,864 for the acquisition of exploration and evaluation assets included in the Other Athabasca Basin Properties (Note 5b).

(d)

During the three months ended March 31, 2016, the Company issued a total of 460,603 common shares on the exercise of 307,069 broker warrants and 153,534 common share purchase warrants at an exercise price of $0.45 and $0.65, respectively, for total proceeds of $237,978. As a result of the exercise, $73,697 was reclassified from reserves to share capital.

(e)

During the three months ended March 31, 2016, the Company issued 12,791,500 common shares on the exercise of 12,791,500 warrants at a price of $0.65 for total proceeds of $8,314,475. As a result of the exercise, $639,575 was re- allocated from reserves to share capital. The Company also issued 190,000 common shares on the exercise of 140,000 options at a price of $0.425 and 50,000 at a price of $0.46 for total proceeds of $82,500. As a result of the exercise, $40,940 was reclassified from reserves to share capital.

(f)	On June 10, 2016, the Company issued 1,005,586 common shares valued at $2,292,480 to the debenture holders as part of the establishment fee equal to 3% of the principal amount of the 2016 Debentures.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

(g)

During the three months ended June 30, 2016, the Company issued a total of 110,000 common shares on the exercise of 60,000 options at a price of $0.425 and 50,000 options at a price of $0.40 for total proceeds of $45,500. As a result of the exercise, $21,306 was reclassified from reserves to share capital.

9.	SHARE CAPITAL AND RESERVES (continued)

Issued, continued

(h)

During the three months ended September 30, 2016, the Company issued a total of 875,000 common shares on the exercise of 800,000 options at a price of $0.40, 50,000 options at a price of $0.46 and 25,000 options at a price of $0.50 for total proceeds of $355,500. As a result of the exercise, $223,607 was reclassified from reserves to share capital.

(i)	On December 12, 2016, the Company issued 521,115 common shares valued at $1,125,608 to the convertible debenture holders for the share portion of the debenture interest payment.

(j)

During the three months ended December 31, 2016, the Company issued a total of 1,766,666 common shares on the exercise of 131,914 options at $0.24, 1,218,086 options at $0.40, 133,333 options at $0.46, 200,000 options at $0.50 and 83,333 options at $0.64 for total proceeds of $733,560. As a result of the exercise, $440,721 was reclassified from reserves to share capital.

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price

Outstanding at December 31, 2015	19,918,592	$0.59
Exercised	(14,787,443)	0.63
Issued on exercise of broker warrants	614,137	0.65
Expired	(31,000)	0.65
Outstanding at December 31, 2016	5,714,286	0.50
Exercised	(5,714,286)	0.50
Outstanding at December 31, 2017	-	$-

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

		Weighted
	Number of	Average
	Stock Options	Exercise Price
Outstanding at December 31, 2015	27,124,446	$0.48
Granted	10,200,000	2.45
Exercised	(2,941,666)	0.41
Expired	(116,667)	2.65
Forfeited	(800,001)	1.36
Outstanding at December 31, 2016	33,466,112	$1.06
Granted	6,200,000	3.27
Exercised	(1,424,445)	0.79
Forfeited	(383,333)	2.53
Outstanding at December 31, 2017	37,858,334	$1.42
Number of options exercisable	30,783,334	$1.07

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

9.	SHARE CAPITAL AND RESERVES (continued)

Stock options, continued

As at December 31, 2017, the Company has stock options outstanding and exercisable as follows:

			Remaining
Number of	Number	Exercise	Contractual
Options	Exercisable	Price	Life (Years)	Expiry Date

3,600,000	3,600,000	$0.400	0.08	January 31, 2018
333,334	333,334	$1.510	0.19	March 12, 2018
1,450,000	1,450,000	$0.400	0.58	July 30, 2018
250,000	250,000	$0.300	0.97	December 19, 2018
2,625,000	2,625,000	$0.400	1.39	May 23, 2019
750,000	750,000	$0.400	1.42	June 2, 2019
4,550,000	4,550,000	$0.460	1.98	December 24, 2019
4,200,000	4,200,000	$0.500	2.41	May 27, 2020
500,000	500,000	$0.620	2.73	September 22, 2020
4,575,000	4,575,000	$0.640	2.96	December 16, 2020
250,000	166,667	$2.690	3.44	June 8, 2021
5,275,000	3,516,666	$2.650	3.48	June 23, 2021
3,300,000	2,200,000	$2.240	3.96	December 15, 2021
150,000	50,000	$3.300	4.05	January 19, 2022
250,000	83,334	$3.110	4.31	April 22, 2022
1,475,000	491,666	$2.930	4.87	November 13, 2022
4,325,000	1,441,667	$3.390	4.96	December 14, 2022
37,858,334	30,783,334

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the years ended December 31, 2017 and December 31, 2016:

	December 31,	December 31,
	2017	2016
Expected stock price volatility	81.72%	87.15%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	1.53%	0.68%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in the year	$2.13	$1.65

Share-based payments for options vested in the year ended December 31, 2017 amounted to $12,493,458 (2016 – $11,136,420) of which $9,183,667 (2016 – $8,100,213) was expensed to the statement of loss and comprehensive loss and $3,309,791 (2016 - $3,036,207) was capitalized to exploration and evaluation assets (Note 5).

Reserves

Total
Balance, December 31, 2015	$7,530,180
Exercise of options	(726,574)
Exercise of warrants	(934,361)
Share-based payments	11,136,420
Balance, December 31, 2016	$17,005,665
Exercise of options	(853,100)
Expired warrants adjustment	(595,964)
Share-based payments	12,493,458
Balance, December 31, 2017	$28,050,059

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2017	December 31, 2016
Short-term compensation(1)	$4,101,441	$3,189,845
Share-based payments (stock options)(2)	8,830,606	7,686,442
	$12,932,047	$10,876,287

(1)

Short-term compensation to key management personnel for the year ended December 31, 2017 amounted to $4,101,441 (2016 - $3,189,845) of which $3,164,827 (2016 - $2,474,975) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $936,614 (2016 - $714,870) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the year ended December 31, 2017 amounted to $8,830,606 (2016 - $7,686,442) of which $7,696,538 (2016 - $6,921,942) was expensed and $1,134,068 (2016 - $764,500) was capitalized to exploration and evaluation assets.

As at December 31, 2017, there was $542,361 (December 31, 2016 - $15,000) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of NxGold. During the period ended December 31, 2017, one of the Company’s directors was appointed as a corporate officer of NxGold and two of the Company’s directors were appointed as directors of NxGold.

On February 26, 2016, the Company issued 49,861 common shares to NxGold on the exercise of its option to acquire the remaining 25% interest in the Madison and 2Z properties held by NxGold.

11.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

12.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss (Note 8). The Convertible Debentures are classified as Level 2.

As at December 31, 2017, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2017, NexGen had cash and cash equivalents of $164,943,850 to settle accounts payable and accrued liabilities of $2,905,179.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2017. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

12.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement, continued

(ii)	Foreign Currency Risk, continued

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at December 31, 2017, the Company’s Australian dollar net financial assets were AUD $9,828 and its US dollar net financial liabilities were US$113,779,379. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $12,153,954 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

13.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016
Net loss for the year	$(56,863,922)	$(17,455,889)
Statutory rate	26.75%	27.00%
Expected income tax recovery	$(15,211,000)	$(4,713,000)
Permanent differences	1,431,000	1,805,000
Impact of flow-through shares	580,000	480,000
Share issuance costs	(1,276,000)	-
Adjustment to prior years provision versus statutory tax returns	(597,000)	126,000
Change in unrecognized deductible temporary differences and other	15,040,000	2,378,000
Total	$(33,000)	$76,000

The Company’s income tax (recovery) expense is comprised of the following:

	2017	2016
Deferred income tax (recovery) expense	$(33,000)	$76,000
Total	$(33,000)	$76,000

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

14.	INCOME TAXES (continued)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2017	2016
Exploration and evaluation assets	$4,333,000	$3,532,000
Convertible debentures	-	1,454,000
Non-capital losses	(3,916,000)	(4,004,000)
Share issuance costs	(119,000)	(839,000)
Equipment	(18,000)	(6,000)
Net deferred tax liabilities	$280,000	$137,000

Movement in the Company’s deferred tax liability balance in the year is as follows:

	2017	2016
Opening balance	$137,000	$-
Recognized in income tax expense	167,000	290,000
Recognized in equity	(24,000)	(153,000)
Net deferred tax liability	$280,000	$137,000

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

		Expiry Date		Expiry Date
	2017	Range	2016	Range
Temporary Differences
Non-capital losses available for future periods	$24,735,000	2031 to 2037	$-	-
Net capital losses	355,000	No expiry	-	-
Share issuance costs	12,148,000	-	6,101,000	-
Convertible debt	24,211,000	-	-	-
Equipment	513,000	-	1,140,000	-

Tax attributes are subject to review, and potential adjustment, by tax authorities.

15.	NON-CONTROLLING INTERESTS

During the year ended December 31, 2016, the Company incorporated four new wholly owned subsidiaries in Canada and transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries (Note 5). As at December 31, 2017, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 63.9% of IsoEnergy’s outstanding common shares (Note 4(b)).

NexGen received 29,000,000 common shares of IsoEnergy on the transfer of exploration assets to IsoEnergy. Subsequent to the transfer, common shares of IsoEnergy were issued to third parties as part of financings thereby resulting in the recognition of non- controlling interests.

In June 2016, IsoEnergy issued 1,000,000 of its common shares for a 100% interest in the Thorburn North property. In August 2016, IsoEnergy accrued a liability of approximately $450,000 owing to NexGen, representing operational expenses financed by NexGen on behalf of IsoEnergy, which was converted into 450,000 common shares. A further 302,881 common shares of IsoEnergy were issued to an unrelated third party as part of a series of transactions relating to the listing of IsoEnergy on the TSX- V. During the year ended December 31, 2016, IsoEnergy issued 6,364,450 of its common shares and 3,934,636 of its flow- through common shares to unrelated third parties in exchange for gross proceeds of $10,692,550 and issued 8,580 of its common shares as a finder’s fee relating to the financings.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

During the year ended December 31, 2017, IsoEnergy issued 999,999 of its flow-through common shares to unrelated third parties in exchange for gross proceeds of $1,100,000. A further 3,000,000 and 1,000,000 of its common shares were issued for the acquisition of the Radio and Geiger properties, respectively.

15.	NON-CONTROLLING INTERESTS (continued)

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of loss and comprehensive loss.

Summarized financial information for subsidiaries with material non-controlling interests is as follows:

	2017	2016
Cash and cash equivalents	$3,325,000	$6,492,000
Other current assets	67,000	214,000
Non-current assets	39,124,000	33,086,000
Total assets	$42,516,000	$39,792,000

Current liabilities	247,000	468,000
Non-current liabilities	281,000	137,000
Total liabilities	$528,000	$605,000

Loss from operations	$2,516,000	$2,255,000
Loss and comprehensive loss	2,462,000	2,470,000

Net cash flow from operating activities	(1,536,000)	(1,266,000)
Net cash flow from investing activities	(2,647,000)	(2,825,000)
Net cash flow from financing activities	1,017,000	10,583,000
Net increase (decrease) in cash and cash equivalents	$(3,166,000)	$6,492,000

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended December 31, 2017 included:

a)	At December 31, 2017, $612,900 of exploration and evaluation asset expenditures and $305,135 of equipment expenditures were included in accounts payable and accrued liabilities.

b)

At December 31, 2017, $689,976 of interest expense related to the Convertible Debentures was included in accounts payable and accrued liabilities. On June 12, 2017, the Company issued 327,863 common shares valued at $963,917 for the non-cash portion of the 2016 Debenture interest payment. On December 11, 2017, the Company issued 555,670 common shares valued at $1,955,958 for the non-cash portion of the 2016 Debenture and 2017 Debenture interest payment.

c)	Share-based payments of $3,309,791 was included in exploration and evaluation assets (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $853,100.

e)	The Company issued 111,110 common shares to acquire the remaining 40% interest in the Dufferin Lake property recorded at the estimated fair value of the common shares of $333,330.

f)	IsoEnergy issued an aggregate of 4,000,000 common shares for the acquisition of mineral properties recorded at the estimated fair value of the common shares of $3,040,000.

NEXGEN ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The significant non-cash transactions during the year ended December 31, 2016 included:

a)	The re-allocation upon exercise of warrants from reserves to share capital of $934,361.

b)	At December 31, 2016, $535,444 of exploration and evaluation asset expenditures and $157,040 of equipment expenditures were included in accounts payable and accrued liabilities.

c)	Share-based payments of $3,036,207 was included in exploration and evaluation assets (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $726,574.

e)	IsoEnergy issued 1,000,000 of its common shares for the acquisition of a mineral property recorded at the estimated fair value of the common shares of $1,000,000.

f)	On December 12, 2016, the Company issued 521,115 common shares valued at $1,125,608 for the non-cash portion of the 2016 Debenture interest payment.

17.	SUBSEQUENT EVENTS

a)	Subsequent to year-end, the Company issued 3,983,334 common shares on the exercise of 3,983,334 stock options at prices ranging from $0.40 to $1.51 for total proceeds of $1,975,334.

b)

On January 8, 2018, IsoEnergy granted 440,000 stock options at an exercise price of $0.57 per stock option. The options have a five-year life and vest one third annually with one third vesting immediately.